Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,572 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 1, 2019 Filed pursuant to Rule 433

Structured Investments

Jump Securities with Auto-Callable Feature Based on the Performance of the S&P 500® Index due March 3, 2022

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	March 3, 2022
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Issue Price	$1,000 per security
Early redemption:

If, on any of the first two annual determination dates, the index closing value of the underlying index is greater than or equal to the call threshold level, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.

The securities will not be redeemed early on any early redemption date if the index closing value of the underlying index is below the call threshold level on the related determination date.

Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of at least 8.00% per annum, to be determined on the pricing date) for each annual determination date, as follows:

1st determination date: At least $1,080

2nd determination date: At least $1,160

No further payments will be made on the securities once they have been redeemed.

Determination dates:

1st determination date: March 3, 2020

2nd determination date: February 26, 2021

Final determination date: February 28, 2022

The determination dates are subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Downside threshold level:	70% of the initial index value
Call threshold level:	95% of the initial index value
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•    If the final index value is greater than or equal to the call threshold level:

At least $1,240 (to be determined on the pricing date)

•    If the final index value is less than the call threshold level but is greater than or equal to the downside threshold level:

$1,000

•    If the final index value is less than the downside threshold level:

$1,000 × index performance factor.

Under these circumstances, you will lose at least 30%, and possibly all, of your investment.

Index performance factor	Final index value divided by the initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Stated principal amount:	$1,000 per security
Pricing date:	February 28, 2019
Original issue date:	March 5, 2019 (3 business days after the pricing date)
CUSIP / ISIN:	61768DN43 / US61768DN435
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $980.80 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities do not guarantee the repayment of principal, do not provide for the regular payment of interest and have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities will be automatically redeemed if the index closing value on any of the annual determination dates is greater than or equal to 95% of the initial index value, which we refer to as the call threshold level, for an early redemption payment that will increase over the term of the securities and that will correspond to a return of at least 8.00% per annum (to be determined on the pricing date). No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final index value is greater than or equal to the call threshold level, investors will receive a fixed positive return that will also correspond to a return of at least 8.00% per annum (to be determined on the pricing date). If the securities are not automatically redeemed prior to maturity and the final index value is less than the call threshold level but greater than or equal to 70% of the initial index value, which we refer to as the downside threshold level, investors will receive the stated principal amount of their investment. However, if the securities are not automatically redeemed prior to maturity and the final index value is less than the downside threshold level, investors will be exposed to the decline in the underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 70% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment. The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of the underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if the underlying index closes at or above the call threshold level on an annual determination date or the final determination date, respectively, and the limited protection against loss that applies only if the final index value is greater than or equal to the downside threshold level. Investors will not participate in any appreciation of the S&P 500® Index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001452/dp101703_fwp-ps1572.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest or guarantee the return of any principal.
•	The appreciation potential of the securities is limited by the fixed early redemption payment or payment at maturity specified for each determination date.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Investing in the securities is not equivalent to investing in either underlying index.
•	If the securities are redeemed prior to maturity, you will receive no further payments on the securities and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.
•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	Adjustments to the underlying index could adversely affect the value of the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether the securities are redeemed prior to maturity will be determined by reference to the index closing value of the underlying index on each of the annual determination dates, and the payment at maturity will be determined by reference to the index closing value on the final determination date. The actual initial index value, call threshold level and downside threshold level will be determined on the pricing date. Some numbers appearing in the examples below have been rounded for ease of analysis. All payments on the securities are subject to our credit risk. The below examples are based on the following terms:

Hypothetical Initial Index Value:	2,500
Hypothetical Downside Threshold Level:	1,750, which is 70% of the hypothetical initial index value
Hypothetical Call Threshold Level:	2,375, which is 95% of the hypothetical initial index value
Hypothetical Early Redemption Payment:

The hypothetical early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 8.00% per annum) for each annual determination date, as follows:

•     1st determination date: $1,080

•     2nd determination date: $1,160

No further payments will be made on the securities once they have been redeemed.

Payment at Maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•     If the final index value is greater than or equal to the call threshold level:

$1,240 (the actual payment at maturity for this scenario will be determined on the pricing date)

•     If the final index value is less than the call threshold level but greater than or equal to the downside threshold level:

$1,000

•     If the final index value is less than the downside threshold level:

$1,000 × index performance factor

Under these circumstances, you will lose a significant portion or all of your investment.

Stated Principal Amount:	$1,000

Automatic Call:

Example 1 — the securities are redeemed following the second determination date

Date	Index Closing Value	Payment (per Security)
1st Determination Date	1,800 (below the call threshold level, securities are not redeemed)	--
2nd Determination Date	3,100 (at or above the call threshold level, securities are automatically redeemed)	$1,160

In this example, the index closing value on the first determination date is below the call threshold level, and the index closing value on the second determination date is at or above the call threshold level. Therefore the securities are automatically redeemed on the second early redemption date. Investors will receive $1,160 per security on the related early redemption date, corresponding to an annual return of approximately 8.00%. No further payments will be made on the securities once they have been redeemed, and investors do not participate in the appreciation of the underlying index.

Payment at Maturity

In the following examples, the index closing value of the underlying index on each of the annual determination dates is less than the call threshold level, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1 — the final index value is at or above the call threshold level

Date	Index Closing Value	Payment (per Security)
1st Determination Date	1,500 (below the call threshold level, securities are not redeemed)	--
2nd Determination Date	2,200 (below the call threshold level, securities are not redeemed)	--
Final Determination Date	4,500 (at or above the call threshold level)	$1,240

In this example, the index closing value is below the call threshold level on each of the determination dates before the final determination date, and therefore the securities are not redeemed prior to maturity. On the final determination date, the underlying index has appreciated 80% from the hypothetical initial index value. At maturity, investors receive $1,240 per security, corresponding to an annual return of approximately 8.00%. However, investors do not participate in the appreciation of the underlying index over the term of the securities.

Example 2 — the final index value is below the call threshold level but at or above the downside threshold level

Date	Index Closing Value	Payment (per Security)
1st Determination Date	2,300 (below the call threshold level, securities are not redeemed)	--
2nd Determination Date	2,200 (below the call threshold level, securities are not redeemed)	--
Final Determination Date	1,850 (below the call threshold level, but above the downside threshold level)	$1,000

In this example, the index closing value is below the call threshold level on each of the determination dates before the final determination date, and therefore the securities are not redeemed prior to maturity. On the final determination date, the final index value is below the call threshold level but at or above the downside threshold level, and accordingly, investors receive a payment at maturity equal to the stated principal amount of $1,000 per security.

Example 3 — the final index value is below the downside threshold level

Date	Index Closing Value	Payment (per Security)
1st Determination Date	1,900 (below the call threshold level, securities are not redeemed)	--
2nd Determination Date	2,300 (below the call threshold level, securities are not redeemed)	--
Final Determination Date	1,250 (below the downside threshold level)	$1,000 × index performance factor = $1,000 × 50% = $500

In this example, the index closing value is below the call threshold level on each of the determination dates before the final determination date, and therefore the securities are not redeemed prior to maturity. On the final determination date, the final index value is below the downside threshold level, and accordingly, investors are fully exposed to the negative performance of the underlying index over the term of the securities, and will receive a payment at maturity that is significantly less than the stated principal amount of the securities. The payment at maturity is $500 per security, representing a loss of 50% on your investment.

If the securities are not redeemed prior to maturity and the final index value is less than the downside threshold level, you will lose a significant portion or all of your investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to January 28, 2019